Form 51-102F3

Material Change Report

.

1.         Name and Address of Company

HIGH 5 VENTURES INC.

Suite 300 -570 Granville Street

Vancouver, British Columbia V6C 3P1

(the “Company” or “High 5”)

2.         Date of Material Change

July 24, 2013

3.         News Release

News release was issued on July 26, 2013 and disseminated via Vancouver Stockwatch and Bay Street News (Market News Publishing) and filed on SEDAR pursuant to section 7.1 of National Instrument 51–102.

4.         Summary of Material Change

Further to the Company’s News Releases dated April 3, 4, 22, May 30,, June11 and June 26, 2013, the Company has closed the fifth tranche of the Convertible Debenture Financing on July 24, 2013 with an arm’s length party for an amount of Cdn $50,000. In respect to this fifth tranche closing, the Company has made a cash payment of $2,000, and has issued 12,000 common shares, and 20,000 warrants as finder’s fee to Jordan Capital Markets Inc.

5.         Full Description of Material Change

Please see attached News Release dated July 26, 2013 attached as Schedule “A”.

6.         Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.         Omitted Information

No information has been omitted.

8.         Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519 ext. 6106.

9.         Date of Report

This report is dated the 2nd day of August, 2013.

Schedule “A”

NEWS RELEASE

Symbols: HHH - CNSX

              HHHEF - OTCQB

Closing of the Fifth Tranche of the Convertible Debentures

VANCOUVER, BRITISH COLUMBIA. July 26, 2013. High 5 Ventures Inc. (the “Company” or “High 5”). Further to the Company’s News Releases dated April 3, 4, 22, May 30, June 11 and June 26, 2013, the Company is pleased to announce that it has closed the fifth tranche of the Convertible Debenture Financing with an arm’s length party for an amount of Cdn $50,000. In respect to this fifth tranche closing, the Company has made a cash payment of $2,000, and has issued 12,000 common shares, and 20,000 warrants as finder’s fee to Jordan Capital Markets Inc.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.high5venturesinc.com or the CNSX’s website at the following direct link http://www.cnsx.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

High 5 Ventures Inc.

“Bedo H. Kalpakian”

 ____________________________

Bedo H. Kalpakian

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.